Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 333-257298

Date: July 23, 2021

The following communications were made available on LinkedIn and Twitter on July 22, 2021:

LinkedIn:

[a transcript of the interview linked in the social media post is set forth below]

Twitter:

[a transcript of the interview linked in the social media post is set forth below]

The following is the transcript of the interview linked in the social media postings set forth above:

Sandra: Mention this one. Reporting quarterly results that came in better than expected, showing a huge demand for rail capacity. And then, of course on the M&A front, they’ve got a big decision that could get the green light for its transaction for Kansas City Southern. Here to talk about all of that, we’ve got JJ Ruest, who is the CEO of CN Rail. JJ, thanks so much for being with us this afternoon. I guess we have two things to talk about, right? We can talk operations, we can talk M&A. Maybe let’s start with operations. Because you’ve got these incredible forces at work. Surging demand, and at the same time you’re dealing with wildfires, higher fuel prices, higher labor prices. Just general congestion. Talk to me about what it’s like managing this surge and demand amidst these incredible constraints.

Jean-Jacques Ruest: So, thank you for having us, Sandra. As you said yesterday, we released our results. The underlying demand for the transportation services is very strong in North America. CN is a North American railroad. We participate in the economy of both countries. To your point, volume was strong, is strong, will remain strong. Yesterday we reaffirmed our guidance for the end of the year. Pricing is also a positive. We price above inflation. And the network is very fluid. To your point, there is forest fire in Western Canada, especially BC. Very tragic situation, that Lytton. We had to rebuild a bridge. We lost a bridge, key bridge, the Port of Vancouver. But we also have other access to the west coast. We have a line to Prince Rupert, and our network also is reaching all three coasts. So, a lot of good demand. A growth economic environment and then some challenges currently as it relates to the forest fire in British Columbia.

Sandra: How do you see those kind of challenges playing out, and the recovery of some of those constraints, so that you can better capture that surging demand you’re talking about?

Jean-Jacques Ruest: For the people in Lytton, obviously this is gonna need a long way for the recovery. Because ninety percent of the people, I think, lost their property. And we were there with them on the ground to help them out with the rebuilding and providing some emergency help. From the railroad, we’ve been able to rebuild the one bridge where they had lost access to the Port of Vancouver by [indiscernible] (2:32) Southern line. In railroading you typically have, from time to time, major challenges related to the environment, to weather concern. Last winter we had [ph] three (2:43) weeks of super cold. We called it the polar vortex. This summer it’s super hot in Western Canada, which increase, put pressure on the network, from time to time, when we have to stop operation for fire. So, these are part of railroading, but they are increasing challenges that we continue to be as prepared as can be, because in the years to come, these things will stay with us.

Sandra: You highlight that there’s a lot outside of your control. Whether it’s things like the weather, whether it’s what’s going on with fuel prices—which certainly took a bite out of margins—or how the currency affects you. Talk to me about what’s in your control, and the levers that you are looking to pull, to kind of, you know, manage your operating ratio, get your backup to numbers that the street is used to seeing. Is labor a part of that? Because on one hand, we’ve got these labor shortages. I imagine your wage costs have gone up. But is that an area that you feel like you have control over?

Jean-Jacques Ruest: We have control over quite a number of aspects. You mention the network itself, the fluidity of our network. Making sure we have enough qualified railroaders at all times to meet the needs of the economy. The rail industry has a major social license toward making sure that we enable the economy. We want to enable the USMCA, the three countries North America, as part of a combination with KCS. So the capital program at CN is twenty cents every dollar. We make sure we have employee at all time to meet the demand. We understand that the demand sometimes is unpredictable. Sometimes the weather challenge us with the short-term interruptions, and then we need to be able to recover after that. All these things are in basically this management control: how we decide; how much risk; how much resource we carry. As it relates to the operating ratio, it’s only one of the matrix that we track. At CN we’re very focused on the earning per share growth, increasing the annual pre-cash flow, and increasing the operating income. And we’re very focused as a result also, to make sure that we find a way to grow the pie: the creative service that customers want to buy more of, and the service that actually attract volume that’s currently done on the highway to go back on the railroad. Operating ratio is one of those matrix, not the only one that we have at CN. So, we’re looking for middle-of-the-road in terms of cost control. We’re looking to be at the top of the road in terms of total volume growth and enabling the economy. And that’s how we drive EPS, operating income and free cash flow.

Sandra: Before we talk Kansas City Southern, you mentioned customers, and I’m just curious about what customer satisfaction is like right now. We hear about auto dealers that are having difficulty having cars for their dealerships. Canfor today, curtailing production, blaming in part the fact that they’re having, you know, transportation and logistical issues. At the same time you are increasing your prices, so you’re charging more to ship goods that are able to move. What is customer satisfaction like right now?

Jean-Jacques Ruest: So, the rail is a service industry. Let’s start from that very basic fact. We provide a service. We’re service providers. We need to look at customers as customers, not as shippers. And people who have choice. And people that we need to give them an increasing amount of choice. An increasing way also for them to be able to shop and compete on price, and shop their services, and to different buyers. We track a number of things when it comes to customer satisfaction, first of all, we’re offering on the ground and gaining customers. Travel is reopening now again in Canada and the U.S. We’re gonna be able to do more of that. But we also track what we call customer sentiment. And that index is indicating that, you know, we’re on the right track and we’re making sequential growth. Business comes at us also as a result. Customer satisfaction and improving the economy. And you’re right, inflation is here, especially as it relates to basic raw material. And in that inflation, at some point that has to reflect itself in the price of any services or goods that you buy. And the same thing in the rail industry.

Sandra: Let’s talk Kansas City Southern now? You’ve got a key ruling coming up. The Surface Transportation Board, the regulatory body in the United States, is going to decide whether to greenlight the voting trust structure. Obviously, if they do, that clears the path for you to get this deal done. What happens if they don’t? What will your next move be?

Jean-Jacques Ruest: So back in May, the Board of KCS has deemed that CN offer to be the superior offer. And since then we’ve been working hand in hand with the Board of KCS and the KCS management to present our case to the STB. First and foremost, for the voting trust, which is the first step in the process to eventually be able to close the transaction with KCS, we finalized all of application. Very good application. We think our case is very solid. We’re very confident and optimistic that when the STB goes over everything that we filed, as well as look at the comments of the almost 2,000 customers, and stakeholders who provided support to us, that they will sometime in late July or early August provide their decision, that we believe will be a positive decision. From that point on, we go to the shareholders vote of the KCS shareholders on August 19. And then, you know, for them to consider the recommendation of the Board of KCS.

Sandra: So, you’ve laid out what happens if it gets approved. Going back to my question. What happens if it doesn’t? Would you appeal the decision, or would you walk away?

Jean-Jacques Ruest: I will not speculate on that. Our focus has been to put all of our energy to provide to the Board. Make sure that we meet their requirements, especially as it relates to the voting trust, which is really the item right now that’s [indiscernible] (8:42) the STB, proving that our vanilla trust is actually allowing KCS to remain totally independent, running their—doing what they do best. Serving customers, investing capital, building for the future, awaiting for the final decision of the STB on the transaction, which will probably be only late 2022, early 2023. And the second point is we want to be sure that we also provided what’s really sort of the need of the day. You know, increased competition, more choice, more price competition, protecting the environment. One of our big to do in our merger combination is to convert long-haul trucking between Mexico and Canada, or Mexico and the U.S. Midwest to the rail industry, where we’re four times more fuel efficient, which means that our greenhouse emissions for our supply chain is four times less than what it is on the highway. In all of these things, many of these things actually came out, as it turned out, in the Executive Order of President Biden a couple of days or week after we had competed our filing with the STB. So, we think we have all of the ingredients that would allow the STB to consider our voting trust on a favorable basis.

Sandra: I think investors, though, are looking for clarity as to how far you’re willing to take this. Especially when you look at how Kansas City Southern is trading. It’s trading at a big discount to your offer price. You know, that kind of signals there’s a lot of skepticism that this deal can cross the finish line. You mentioned that Executive Order that talks specifically about consolidation being a risk to the transportation sector. And you, yourself, have got a lot of capital on the line. Seven hundred million in a break fee to CP. I believe you’d have to pay another billion if you walked away to Kansas City Southern. So, a lot on the line. How far are you willing to take this? At what point do you decide to walk away.

Jean-Jacques Ruest: So, it’s a major transaction. It’s a moment in time where CN and KCS can actually change how railroading is done in North America, from a competition point of view. From what we could do to reduce the carbon emission and what we could do to not only just focus on the operating ratio, but also railroad for the customers. Railroad as a service industry should railroad, which is to help enable the economy, and create wealth, and create good jobs.

So, it is a pivotal time. It’s a long-term investment, too. So, you’re not going to see your return here in the next three weeks, or in the next quarter. If the combination would only come together early 2023. And the voting trust is just one of many steps between now and then. So, I understand that short-term investors would like to know more. We will know more very soon from the STB. In a couple of weeks. After that we’ll have the KCS shareholder’s vote, and then we’ll go to the process of the STB. This is not the first transaction that CN has done in terms of Merger and Acquisition. We have done five over the years. The biggest one was the Illinois Central. And we’re confident. It just takes a little time to go through the process. And we understand that the shareholders or people would like to have the answer early, but these are major transactions. They need to be done properly and that’s the path that we’re on. This is for the long-term.

Forward-Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN and KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’ Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction, and the registration statement has been declared effective. CN has filed with the SEC its prospectus and KCS has filed with the SEC its definitive proxy statement in connection with the proposed transaction, and the KCS proxy statement is being sent to the stockholders of KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the registration statement, the prospectus, the proxy statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for the registration statement, the prospectus, the proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants is or may be included in the registration statement, the prospectus, the proxy statement or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.